Exhibit 2


                               Given Imaging Ltd.
                        And Its Consolidated Subsidiaries

                    Interim Consolidated Financial Statements
                              As of March 31, 2004
                                   (Unaudited)

              Given Imaging Ltd. and its Consolidated Subsidiaries
                   Index to Consolidated Financial Statements

                                                                            Page

Consolidated Balance Sheets                                                   2

Consolidated Statements of Operations                                         4

Consolidated Statements of Changes in Shareholders' Equity                    5

Consolidated Statements of Cash Flows                                         6

Notes to the Consolidated Financial Statements                                7

                           Given Imaging Ltd. and its Consolidated Subsidiaries
                                       Consolidated Balance Sheets
                                U.S. $ in thousands except per share data

                                                                             March 31,       December 31,
                                                                           -----------       ------------
                                                                              2004              2003
                                                                           (Unaudited)        (Audited)
                                                                           -----------       ------------
 Assets

 Current assets
 Cash and cash equivalents                                                  $ 25,340          $ 25,367
 Accounts receivable:
   Trade                                                                       6,920             6,945
   Other                                                                         707               467
 Inventories                                                                   8,389             8,485
 Prepaid expenses                                                              1,441             1,361
 Advances to suppliers                                                           362                 -
                                                                           -----------       ------------

 Total current assets                                                         43,159            42,625
                                                                           -----------       ------------

 Deposits                                                                        362               361

 Assets held for severance benefits                                            1,046             1,008

 Fixed assets, at cost, less accumulated depreciation                          9,458             9,595

 Other assets, at cost, less accumulated amortization                          1,935             1,980
                                                                           -----------       ------------




 Total Assets                                                               $ 55,960          $ 55,569
                                                                           ===========       ============

The accompanying notes are an integral part of these consolidated financial statements.

                          Given Imaging Ltd. and its Consolidated Subsidiaries
                                      Consolidated Balance Sheets
                               U.S. $ in thousands except per share data

                                                                             March 31,       December 31,
                                                                              2004              2003
                                                                           -----------       ------------
                                                                           (Unaudited)        (Audited)
                                                                           -----------       ------------
Liabilities and shareholders' equity

Current liabilities

Current installments of obligation under capital lease                        $   15            $   27
Accounts payable
  Trade                                                                        3,749             2,216
  Other                                                                        3,398             4,462
Deferred revenue                                                                 874               950
                                                                           -----------       ------------
Total current liabilities                                                      8,036             7,655
                                                                           -----------       ------------

Long-term liabilities
Obligation under capital lease, net                                               57                 4
Liability for employee severance benefits                                      1,233             1,188
                                                                           -----------       ------------
Total long-term liabilities                                                    1,290             1,192
                                                                           -----------       ------------
Total liabilities                                                              9,326             8,847
                                                                           -----------       ------------

Minority interest                                                              1,737             1,924
                                                                           -----------       ------------

Shareholders' equity
Share capital:
Ordinary Shares, NIS 0.05 par value each (60,000,000 shares authorized;
 27,750,538 and 25,649,188 shares issued and fully paid at March 31, 2004 and
 December 31, 2003, respectively)                                                302               301
Additional paid-in capital                                                   101,668           100,996
Capital reserve                                                                2,166             2,166
Unearned compensation                                                            (19)              (30)
Accumulated deficit                                                          (59,220)          (58,635)
                                                                           -----------       ------------
Total shareholders' equity                                                    44,897            44,798
                                                                           -----------       ------------


Total liabilities and shareholders' equity                                  $ 55,960          $ 55,569
                                                                           ===========       ============

The accompanying notes are an integral part of these consolidated financial statements.

                                      Given Imaging Ltd. and its Consolidated Subsidiaries
                                             Consolidated Statements of Operations
                                           U.S. $ in thousands except per share data

                                                                                       Three month period ended
                                                                                               March 31,            Year ended
                                                                                      --------------------------   December 31,
                                                                                          2004          2003           2003
                                                                                      -----------    -----------   ------------
                                                                                      (Unaudited)    (Unaudited)     (Audited)
                                                                                      -----------    -----------   ------------
Revenues                                                                                $ 12,751        $ 8,629       $ 40,539
Cost of revenues                                                                           3,736          2,827         13,551
                                                                                      -----------    -----------   ------------
Gross profit                                                                               9,015          5,802         26,988

Operating expenses

Research and development, net                                                             (1,621)        (1,834)        (5,734)
Sales and marketing expenses                                                              (7,019)        (6,521)       (26,804)
General and administrative expenses                                                       (1,208)        (1,366)        (5,312)
                                                                                      -----------    -----------   ------------

Total operating expenses                                                                  (9,848)        (9,721)       (37,850)
                                                                                      -----------    -----------   ------------

Operating loss                                                                              (833)        (3,919)       (10,862)
Financing income, net                                                                         61            228            995
                                                                                      -----------    -----------   ------------

Loss before taxes on income                                                                 (772)        (3,691)        (9,867)
Taxes on income                                                                                -              -              -
                                                                                      -----------    -----------   ------------

Loss before minority share                                                                  (772)        (3,691)        (9,867)

Minority share in losses of subsidiary                                                       187             68            258
                                                                                      -----------    -----------   ------------

Net loss                                                                                  $ (585)      $ (3,623)      $ (9,609)
                                                                                      ===========    ===========   ============

Basic and diluted loss per Ordinary share                                                $ (0.02)       $ (0.14)       $ (0.38)
                                                                                      ===========    ===========   ============

Weighted average number of Ordinary shares
 outstanding used in basic and diluted loss per
 Ordinary share calculation                                                           25,694,571     25,375,513     25,493,073
                                                                                      ===========    ===========   ============

The accompanying notes are an integral part of these consolidated financial statements.

                                       Given Imaging Ltd. and its Consolidated Subsidiaries
                                    Consolidated Statements of Changes in Shareholders' Equity
                                             U.S. $ in thousands except per share data

                                                                      Additional
                                                                         Paid-In   Capital       Unearned   Accumulated
                                                    Ordinary shares      Capital   Reserve   Compensation       Deficit   Total
                                                   -----------------  ----------   -------   ------------   -----------   -----
                                                   Shares    Amount
                                                 ---------- --------
Three month period ended March 31, 2004
 (Unaudited)

Balance as of December 31, 2003                  25,649,188  $  301   $100,996     $ 2,166       $  (30)     $(58,635)    $44,798

Changes during the period:
Exercise of stock options                           101,350       1        611           -            -             -         612
Forfeiture of stock options                               -       -         (1)          -            1             -           -
Allocation of non-employees' stock option                 -       -         62           -            -             -          62
Amortization of unearned compensation                     -       -          -           -           10             -          10
Net loss                                                  -       -          -           -            -          (585)       (585)
                                                 ---------- --------  ----------   -------   ------------   -----------   --------

Balance as of March 31, 2004  (Unaudited)         25,750,538 $  302   $101,668     $ 2,166       $  (19)     $(59,220)    $44,897
                                                 ========== ========  ==========   =======   ============   ===========   ========

Three month period ended March 31, 2003
 (Unaudited)

Balance as of December 31, 2002                  25,373,513  $  298   $100,262     $ 2,166       $ (123)     $(49,026)    $53,577

Changes during the period:
Exercise of stock options                             6,000       1          7           -            -             -           8
Forfeiture of stock options                               -       -        (73)          -           73             -           -
Net loss                                                  -       -          -           -            -        (3,623)     (3,623)
                                                 ---------- --------  ----------   -------   ------------   -----------   --------

Balance as of March 31, 2003  (Unaudited)        25,379,513  $  299   $100,196     $ 2,166       $  (50)     $(52,649)    $49,962
                                                 ========== ========  ==========   =======   ============   ===========   ========

Year ended December31, 2003 (Audited)

Balance as of December 31, 2002                  25,373,513  $  298   $100,262     $ 2,166       $ (123)     $(49,026)    $53,577

Changes during the year 2003:
Exercise of stock options                           275,675       3        722           -            -             -         725
Forfeiture of stock options                               -       -        (78)          -           78             -           -
Acceleration of vesting                                   -       -         31           -            -             -          31
Allocation of non-employees' stock option                 -       -         59           -            -             -          59
Amortization of unearned compensation                     -       -          -           -           15             -          15
Net loss                                                  -       -          -           -            -        (9,609)     (9,609)
                                                 ---------- --------  ----------   -------   ------------   -----------   --------

Balance as of December 31, 2003 (Audited)        25,649,188  $  301   $100,996     $ 2,166       $  (30)     $(58,635)    $44,798
                                                 ========== ========  ==========   =======   ============   ===========   ========

The accompanying notes are an integral part of these consolidated financial statements.

                                      Given Imaging Ltd. and its Consolidated Subsidiaries
                                             Consolidated Statements of Cash Flows
                                           U.S. $ in thousands except per share data

                                                                                       Three month period ended
                                                                                               March 31,            Year ended
                                                                                      --------------------------   December 31,
                                                                                          2004          2003           2003
                                                                                      -----------    -----------   ------------
                                                                                      (Unaudited)    (Unaudited)     (Audited)
                                                                                      -----------    -----------   ------------
Cash flows from operating activities:
Net loss                                                                                $  (585)      $(3,623)       $ (9,609)

Adjustments required to reconcile net loss to net cash used in operating activities:

Minority share in losses of subsidiary                                                     (187)          (68)           (258)
Depreciation and amortization                                                               774           699           3,030
Employees' stock options compensation                                                        10             -              46
Non employees' stock option compensation                                                     62             -              59
Other                                                                                        10            (2)              9
Decrease (increase) in accounts receivable - trade                                           25         1,161             (80)
Decrease (increase) in accounts receivable                                                 (240)          354           1,018
Increase in prepaid expenses                                                                (80)          (23)           (103)
Increase in advances to suppliers                                                          (362)         (156)              -
Decrease (Increase) in inventories                                                          (93)       (1,971)          1,860
Increase (decrease) in accounts payable                                                     541        (1,889)         (4,708)
Increase (decrease) in deferred revenue                                                     (76)           48             223
Decrease in payable to related parties                                                        -           (35)            (35)
                                                                                      -----------    -----------   ------------
Net cash used in operating activities                                                   $  (201)      $(5,505)       $ (8,548)
                                                                                      -----------    -----------   ------------

Cash flows from investing activities:
Purchase of fixed assets and other assets                                               $  (357)      $  (950)       $ (2,550)
Proceeds from sales of fixed assets                                                          12             -              60
Deposits                                                                                     (3)            -            (157)
                                                                                      -----------    -----------   ------------
Net cash used in investing activities                                                   $  (348)      $  (950)       $ (2,647)
                                                                                      -----------    -----------   ------------

Cash flows from financing activities:
Principal payments on capital lease obligation                                          $   (18)      $   (12)       $    (72)
Proceeds from the issuance of Ordinary Shares                                               612             8             725
                                                                                      -----------    -----------   ------------
Net cash provided by (used in) financing activities                                     $   594       $    (4)       $    653
                                                                                      -----------    -----------   ------------

Effect of exchange rate changes on cash                                                 $   (72)      $     5        $    117
                                                                                      -----------    -----------   ------------

Decrease in cash and cash equivalents                                                   $   (27)      $(6,454)       $(10,425)
Cash and cash equivalents at beginning of period                                        $25,367       $35,792        $ 35,792
                                                                                      -----------    -----------   ------------

Cash and cash equivalents at end of period                                              $25,340       $29,338        $ 25,367
                                                                                      ===========    ===========   ============

(a)  Supplementary cash flow information

                                                                                       Three month period ended
                                                                                               March 31,            Year ended
                                                                                      --------------------------   December 31,
                                                                                          2004          2003           2003
                                                                                      -----------    -----------   ------------
                                                                                      (Unaudited)    (Unaudited)     (Audited)
                                                                                      -----------    -----------   ------------
    Interest paid                                                                      $   -           $   1          $   3
    Income taxes paid                                                                  $  16           $  17          $   68

The accompanying notes are an integral part of these consolidated financial statements.

              Given Imaging Ltd. and its Consolidated Subsidiaries
                 Notes to the Consolidated Financial Statements
                    U.S. $ in thousands except per share data

Note 1 - Organization and Basis of Presentation

     A.   Description of business

          Given Imaging Ltd. (the "Company") was incorporated in Israel in January 1998. The Company has generated revenue from sales of its products commencing the third quarter of 2001. Due in large part to the significant expenditures required to develop and market its product, the Company has generated losses each year since its inception.

          The novel medical device industry in which the Company is involved is characterized by the risks of regulatory barriers and reimbursement issues. Penetration into the world market requires the investment of considerable resources and continuous development efforts. The Company's future success is dependent upon several factors including the technological quality, regulatory approvals and sufficient reimbursement of its products.

     B.   Basis of presentation

          The accompanying unaudited condensed consolidated financial statements contain all adjustments (consisting only of normal recurring adjustments) which, in the opinion of management, are necessary to present fairly, the financial information included therein. It is suggested that these financial statements be read in conjunction with the audited consolidated financial statements and accompanying notes included in the Company's Annual Report on Form 20-F for the year ended December 31, 2003. Results for the interim periods presented are not necessarily indicative of the results to be expected for the full year.